UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarter Ended September 30, 2002

UNITIL CORPORATION
(Name of Registered Holding Company)

6 Liberty Lane West, Hampton, New Hampshire 03842-1720
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of reporting company	Energy or gas-related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business
Indentation indicates subsidiary relationship					
Unitil Corporation					
Unitil Resources, Inc.	Energy	5/26/93	NH	100%	Energy Brokering & Consulting Services

Description of Various Energy Brokering & Consulting Services Undertaken by Unitil Resources Inc:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Energy Brokering and Consulting Services:

Unitil Resources Inc. is Unitil Corporation's wholly-owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the 1935 Act, to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States.

In April 2000, Unitil formed Usource, Inc. and Usource L.L.C., collectively "Usource", to operate its brokering and related energy products and services businesses. Usource, Inc. is a wholly owned subsidiary of Unitil Resources, Inc. and an indirect subsidiary of Unitil Corporation. Usource, Inc. is the sole member of Usource L.L.C.

Usource provides customers access to an electronically-supported bidding process for energy commodities and to a suite of value-added energy products, services and tools. Usource acts as a broker, not an energy supplier. Usource also provides data and information services to commercial and industrial customers desiring to control their energy procurement process and manage their energy usage.

The Federal Communications Commission has determined that Usource, Inc. and Usource LLC are exempt telecommunications companies, as that term is defined in PUHCA Section 34(a)(1), as amended. Accordingly, financial information for Usource, Inc. and Usource LLC is not included in the financial statements that follow.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate company advancing funds	Reporting company receiving funds	Type of transaction	Net Change in contributions
Unitil Corporation	Unitil Resources Inc	Capital contribution	None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed
Unitil Service Corp	Unitil Resources, Inc.	Admin and General	$198,163	$145,240	$0	$343,403

Staff involved in providing services to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service. Services are provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Services provided by Unitil Service during the first nine months of 2002 included regulatory, finance, accounting, marketing, energy management and administrative services.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)

Investments in Energy-related Companies:

(1) Total consolidated capitalization as of September 30, 2002	$180,644	
(2) Total capitalization multiplied by 15%	27,097	
(3) Greater of $50 million or line 2		$50,000

Total current aggregate investment:

Energy-related business:		
(4) Unitil Resources, Inc.	450	
(5) Total current aggregate investment		450

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 5) — $49,550

Investments in Gas-related Companies — $0

ITEM 5 - OTHER INVESTMENTS

Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment
Energy Brokering and Consulting	$0	$0	n/a

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements - Page 1 of 2

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET
(UNAUDITED)

ASSETS:		September 30, 2002
Current Assets:		
Cash	$	423,614
Accounts Receivable		405,457
Accounts Receivable – Associated Companies		39,616
Prepayments		60,545
Total Current Assets		929,232
Other Assets:		
Equipment		20,100
Intangible Assets, net		311,723
Deferred Debits		193,963
Total Other Assets		525,786
Total Assets	$	1,455,018

LIABILITIES AND STOCKHOLDERS EQUITY:

Current Liabilities:		
Notes Payable	$	843,158
Accounts Payable		253,390
Misc Current Liabilities		(91,118)
Total Current Liabilities		1,005,430
Stockholder's Equity:		
Common Stock, $1.00 par value		
Authorized - 10,000 shares		
Outstanding - 10,000 shares		100
Premium on Common Stock		9,900
Miscellaneous Paid in Capital		4,290,000
Retained Earnings		(3,850,412)
Total Stockholder's Equity		449,588
Total Liabilities and Equity	$	1,455,018

A. Financial Statements - Page 2 of 2

Unitil Resources, Inc.

(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS

(*UNAUDITED*)

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Revenues:		
Service Revenues	$ 146,651	$ 524,721
Total Revenues	146,651	524,721
Operating Expenses:		
Purchased Power	(14)	(3,129)
Depreciation and Amortization	39,959	140,343
Administrative and General	414,415	1,064,824
Provision for Income Taxes	(133,471)	(281,318)
Total Operating Expenses	320,899	920,720
Operating Loss	(174,238)	(395,999)
Nonoperating Income (Loss)	(29,382)	(33,073)
Net Loss	$ (203,620)	$ (429,072)

B. *Exhibits* - None.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Unitil Corporation

By: /s/ Mark H. Collin
            Mark H. Collin
            Treasurer

Dated: November 20, 2002